February 1, 2012
Via Edgar
United States Securities Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549-3561
Attn: H. Christopher Owings
Assistant Director

Re:	Reply! Inc. Form RW Registration Statement on Form S-1 File No. 333-165009
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Reply!, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-165009, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions. The Company confirms that no securities have previously been sold in connection with the proposed offering.
     In accordance with Rule 477(c) under the Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.
     The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.
     If you should have any questions, please contact Peter Astiz of DLA Piper LLP (US), counsel to the Registrant, at (650) 833-2036 or by facsimile at (650) 687-1159. Thank you for the Staff’s cooperation in connection with this matter.

Very truly yours, Reply!, Inc.
By:	/s/ Sam Veazey
Sam Veazey
Chief Financial Officer